Mail Stop 3561

September 8, 2008

Mr. Ken Ng, President
Asia Interactive Media, Inc.
Level 30, Bank of China Tower
1 Garden Road,
Central Hong Kong, China

>   **Re: Asia Interactive Media, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **File No. 000-49768**

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services